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                                                               [Hartford Logo]

April 28, 2006

VIA EDGAR

Michael L. Kosoff
Staff Attorney--Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:         Registration Statements on Form S-1/N-4

File Nos.   333-43799, 333-43805, 033-71686, 333-14761, 033-37577, 033-63799,
            333-65233, 333-65231, 333-20343, 333-20345, 033-63935, and 033-63829

Dear Mr. Kosoff:

In accordance with our discussions yesterday, attached please find black lined pages reflecting our responses to your comments on April 26 and 27, 2006.

We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We represent that these changes will be made to the form N-4 filings that relate to these S-1 filings that become effective on or around May 1, 2006. We further represent that the changes pertaining to the abusive trading restrictions will be reflected in the next post-effective amendment filed under all other Hartford insurance products to which this language change would be applicable.

We appreciate your attention to this filing. We look forward to receiving your effectiveness order on or about May 1, 2005.

If you have any further comments or questions, please call me at (860) 843-
1941.

Very truly yours,

/s/ Richard Wirth

Richard Wirth
Senior Counsel